Algonquin Power & Utilities Corp. Announces Dates for Third Quarter 2020 Financial Results and Conference Call

OAKVILLE, Ontario – October 20, 2020 – Algonquin Power & Utilities Corp. ("APUC") (TSX/NYSE: AQN) today announced plans to release its third quarter 2020 financial results on Thursday, November 12, 2020, after market close. APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, November 13, 2020, hosted by Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak.
Conference call details are as follows:

Date:	Friday, November 13, 2020
Time:	10:00 a.m. ET
Conference Call Access:	Toll Free Canada/US	1-800-319-4610
	Toronto local	416-915-3239
Please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access:	http://services.choruscall.ca/links/algonquinpower20201113.html
Presentation also available at: www.algonquinpowerandutilities.com
Call Replay: (available until August 28, 2020)	Toll Free Canada/US	1-855-669-9658
	Vancouver local	1-604-674-8052
	Access code	5344
About Algonquin Power & Utilities Corp., Liberty Utilities, Liberty Power
APUC is a diversified international generation, transmission and distribution utility with approximately U.S. $11 billion of total assets. Through its two business groups, Liberty Utilities and Liberty Power, APUC is committed to providing safe, reliable and cost effective rate-regulated natural gas, water, and electricity generation, transmission and distribution utility services to over 1 million connections largely in the United States and Canada. APUC is a global leader in renewable energy through its portfolio of long-term contracted wind, solar and hydroelectric generating facilities representing over 2 GW of installed capacity and more than 1.6 GW of incremental renewable energy capacity under construction.
APUC strives to deliver continuing growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy, electric transmission, and water infrastructure development projects, organic growth within its rate-regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions.
APUC's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. APUC's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit APUC at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500